COMMENTS RECEIVED ON MARCH 10, 2014

FROM JAMIE WALTER

VARIABLE INSURANCE PRODUCTS FUND (File Nos. 002-75010 and 811-03329)

Floating Rate High Income Portfolio

POST-EFFECTIVE AMENDMENT NO. 75

1. Floating Rate High Income Portfolio

C: The Staff requests that all bracketed information be completed prior to the 485(b) filing.

R: We will complete the bracketed information in a Rule 485(b) filing on or about April 7, 2014.

2. Floating Rate High Income Portfolio

C: The Staff would like us to confirm that a different cover page, reflecting the summary prospectus legend, will be used when summary prospectuses are filed.

R: We confirm that a summary prospectus-specific cover will be used.

3. "Fund Summary" (prospectuses)

"Fee Table"

C: The Staff requests confirmation that a separate line item for acquired fund fees and expenses is not required.

R: Acquired fund fees and expenses are not estimated to exceed one basis point of the fund's average net assets. Therefore, we have not included a separate line item in the fee table.

4. "Fund Summary" (prospectuses)

"Fee Table"

C: The Staff requests that the hypothetical expenses table be in the format detailed in Item 3, with time periods listed horizontally and classes listed vertically.

R: As previously discussed with the Staff, the formatting used for the fee table is standard for substantially all Fidelity funds and any differences from the information included in Item 3 of Form N-1A are minor and non-material. In order to maintain consistency across VIP and non-VIP prospectuses, we have retained the current format.

5. "Fund Summary" (prospectuses)

"Principal Investment Strategies"

(From Fund Summary)

  "Normally investing at least 80% of assets in floating rate loans, which are often lower-quality debt securities, and other floating rate securities.
  Investing in companies in troubled or uncertain financial condition.
  Investing in money market and investment-grade debt securities, and repurchase agreements."

Variable Insurance Products Fund (File Nos. 002-75010) and (811-03329), Post-Effective Amendment No. 75

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(From Investment Details)

"The Adviser normally invests at least 80% of the fund's assets in floating rate loans and other floating rate securities. The Adviser defines floating rate securities as floating rate loans, other floating rate debt securities, money market securities of all types, repurchase agreements, and shares of money market and short-term bond funds. Many floating rate loans are lower-quality. The Adviser may invest in companies whose financial condition is troubled or uncertain and that may be involved in bankruptcy proceedings, reorganizations, or financial restructurings.

The Adviser may invest the fund's assets significantly in money market and investment-grade debt securities, and repurchase agreements. The Adviser may invest the fund's assets in these securities and repurchase agreements by investing in other funds."

C: The Staff requests a clear description of the securities in which the fund will invest, including securities considered to be floating rate for purposes of the 80% test . The Staff also notes that securities mentioned in the "Investment Details" section of the prospectus are not included in the Fund Summary.

R: We believe current disclosure provides a clear description of the securities in which the fund will invest, in particular, floating rate securities, and that the more detailed description of floating rate securities is located appropriately in the "Investment Details" section. We note that the disclosure in Fund Summary is in a summary format, responsive to Item 4(a) ("Based on the information given in response to Item 9(b), summarize how the Fund intends to achieve its investment objectives by identifying the Fund's principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally)"), whereas the disclosure in Investment Details is responsive to Item 9(b)(1). (emphasis added)

6. "Fund Summary" (prospectuses)

"Investment Advisers"

"Fidelity Management & Research Company (FMR) (the Adviser) is the fund's manager. FMR Co., Inc. (FMRC) and other investment advisers serve as sub-advisers for the fund."

C: The Staff would like confirmation that "other investment advisers" do not manage a significant portion of the fund's assets.

R: We confirm that "other investment advisers" do not manage a significant portion of the fund's assets.

7. "Investment Details" (prospectuses)

"Principal Investment Strategies"

"The Adviser normally invests at least 80% of the fund's assets in floating rate loans and other floating rate securities. The Adviser defines floating rate securities as floating rate loans, other floating rate debt securities, money market securities of all types, repurchase agreements, and shares of money market and short-term bond funds. Many floating rate loans are lower-quality. The Adviser may invest in companies whose financial condition is troubled or uncertain and that may be involved in bankruptcy proceedings, reorganizations, or financial restructurings."

C: The Staff requests an explanation regarding why money market securities and shares of money market funds count as floating rate securities, in relation to the fund's 80% name test. Specifically, the Staff would like to know what economic characteristics make money market securities similar to floating rate.

Variable Insurance Products Fund (File Nos. 002-75010) and (811-03329), Post-Effective Amendment No. 75

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R: The SEC has stated that a fund may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus. See Name Test Rule Adopting Release Footnote 43. Accordingly, we disclose that "FMR defines floating rate securities as floating rate loans, other floating rate debt securities, money market securities of all types, repurchase agreements, and shares of money market and short-term bond funds." We believe this is consistent with Footnote 13 to the Adopting Release for Rule 35d-1 of the 1940 Act, which explains that the Rule's 80% requirement applies to the fund's "investments" (as opposed to the narrower term "securities"), and therefore in appropriate circumstances a fund can include in its 80% basket an investment with "economic characteristics similar to the securities included in that basket." We believe it is reasonable to consider money market securities that pay a variable, or floating interest rate as floating rate securities for this purpose.

8. "Investment Details" (prospectuses)

"Principal Investment Strategies"

"The Adviser normally invests at least 80% of the fund's assets in floating rate loans and other floating rate securities. The Adviser defines floating rate securities as floating rate loans, other floating rate debt securities, money market securities of all types, repurchase agreements, and shares of money market and short-term bond funds. Many floating rate loans are lower-quality. The Adviser may invest in companies whose financial condition is troubled or uncertain and that may be involved in bankruptcy proceedings, reorganizations, or financial restructurings."

C: The Staff requests an explanation regarding why repurchase agreements count as floating rate securities, in relation to the fund's 80% name test. If the fund will look through repurchase agreements to the underlying collateral, the Staff requests we make that clear in the prospectus.

R: See response 7.

9. "Investment Details" (prospectuses)

"Principal Investment Strategies"

C: The Staff would like to know whether derivatives will be used to meet the 80% test. If so, the Staff requests that we disclose how derivatives will be valued for purposes of the 80% test.

R: Though we understand that in appropriate circumstances derivatives may qualify for a fund's name test, at this time each fund does not intend to count derivatives for purposes of its 80% policy.

10. "Investment Details" (prospectuses)

"Principal Investment Strategies"

"Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's credit quality or value and an issuer's or counterparty's ability to pay interest and principal when due. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities), including floating rate loans, tend to be particularly sensitive to these changes.

Variable Insurance Products Fund (File Nos. 002-75010) and (811-03329), Post-Effective Amendment No. 75

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Lower-quality debt securities involve greater risk of default on interest and principal payments or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities often fluctuates in response to company, political, or economic developments and can decline significantly over short as well as long periods of time or during periods of general or regional economic difficulty. The default rate for lower-quality debt securities is likely to be higher during economic recessions or periods of high interest rates."

C: The Staff asks if lower-quality securities are less than investment-grade quality. If so, the Staff requests that lower-quality debt securities be referred to as "junk bonds."

R: We are not aware of any requirements to use the term "junk bonds" in disclosure regarding "lower-quality debt securities." It is our understanding that the Division's formal guidance on "junk bond" disclosure was rescinded as part of the general overhaul of Form N-1A in 1998. See footnote 214 to Investment Company Act Release No. 23064 (Mar. 13, 1998) (providing that generic comment letters will not apply to registration statements prepared on the amended Form). Further, we note that the term "lower-quality debt securities" is defined under the heading "Principal Investment Risks" in the "Issuer Specific Changes" paragraph. Accordingly, we respectfully decline to modify the disclosure.

11. "Investment Details" (prospectuses)

"Principal Investment Strategies"

C: The Staff questions whether the fund will engage in frequent trading.

R: The fund's principal investment strategies are currently disclosed in "Investment Details," as required by Item 9 of Form N-1A. The fund does not engage in active and frequent trading of portfolio securities to achieve its principal investment strategies, and therefore additional disclosure that would be required by Instruction 7 to Item 9(b)(1) is not applicable. Accordingly, we have not added disclosure.

12. "Investment Details" (prospectuses)

"Principal Investment Risks"

C: The Staff requests confirmation that all risks listed in the statutory prospectus are also listed in the summary prospectus.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Investment Details" section and the "Fund Summary" section appropriately discloses the fund's principal investment risks in response to Item 9 and Item 4, respectively. In accordance with Item 4(a), the risk disclosure in the "Fund Summary" section is meant to be a summary of the risk disclosure in the "Investment Details" section.

13. "Valuing Shares" (prospectus)

(From Valuing Shares)

"NAV is calculated using the values of other open-end funds, if any, in which the fund invests (referred to as underlying funds). Shares of underlying funds are valued at their respective NAVs. Other assets (as well as assets held by an underlying Fidelity non-money market fund) are valued primarily on the basis of market quotations, official closing prices, or information furnished by a pricing service. Certain short-term securities are valued on the basis of amortized cost. If market quotations, official closing prices, or information furnished by a pricing service are not readily available or, in the Adviser's opinion, are deemed unreliable for a security, then that security will be fair valued in good faith by the Adviser in accordance with applicable fair value pricing policies. For example, if, in the Adviser's opinion, a security's value has been materially affected by events occurring before a fund's pricing time but after the close of the exchange or market on which the security is principally traded, then that security will be fair valued in good faith by the Adviser in accordance with applicable fair value pricing policies. Fair value pricing will be used for high yield debt securities when available pricing information is determined to be stale or for other reasons not to accurately reflect fair value. Assets held by an underlying Fidelity money market fund are valued on the basis of amortized cost."

Variable Insurance Products Fund (File Nos. 002-75010) and (811-03329), Post-Effective Amendment No. 75

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(From Valuation)

"The Board of Trustees has ultimate responsibility for pricing, but has delegated day-to-day valuation oversight responsibilities to FMR. FMR has established the FMR Fair Value Committee (FMR Committee) to fulfill these oversight responsibilities."

(From Trustees and Officers)

"The Fair Value Oversight Committee is composed of all of the Independent Trustees, with Mr. Lautenbach currently serving as Chair. The committee normally meets quarterly, or more frequently as called by the Chair. The Fair Value Oversight Committee monitors and establishes policies concerning procedures and controls regarding the valuation of fund investments and monitors matters of disclosure to the extent required to fulfill its statutory responsibilities. The committee also reviews actions taken by FMR's Fair Value Committee. During the fiscal year ended December 31, 2013, the committee held four meetings."

C: The Staff requests that we revise disclosure to clarify which entity values fund securities. The Staff notes that two entities are listed in the SAI, but that no mention is made in the prospectus.

R: We believe current disclosure is clear and note that the disclosure at issue provides as follows: "If market quotations, official closing prices, or information furnished by a pricing service are not readily available or, in the Adviser's opinion, are deemed unreliable for a security, then that security will be fair valued in good faith by the Adviser in accordance with applicable fair value pricing policies." (emphasis added) The term "Adviser" is defined in the prospectus to mean FMR, and it is FMR (via its FMR Fair Value Committee) that values fund securities. As disclosed in the SAI, "The Board of Trustees has ultimate responsibility for pricing, but has delegated day-to-day valuation oversight responsibilities to FMR. FMR has established the FMR Fair Value Committee (FMR Committee) to fulfill these oversight responsibilities." Separately, the disclosure at issue in the Trustees and Officers section describes one of the standing committees of the Board. As disclosed, "The Board of Trustees has established various committees to support the Independent Trustees in acting independently in pursuing the best interests of the funds and their shareholders." The Board's Fair Value Oversight Committee is one such committee. As disclosed, "The Fair Value Oversight Committee monitors and establishes policies concerning procedures and controls regarding the valuation of fund investments and monitors matters of disclosure to the extent required to fulfill its statutory responsibilities. The committee also reviews actions taken by FMR's Fair Value Committee." We believe the disclosure clearly conveys that FMR (the Adviser) values fund securities pursuant to authority delegated by the Board.

14. "Valuing Shares" (prospectuses)

"NAV is calculated using the values of other open-end funds, if any, in which the fund invests (referred to as underlying funds). Shares of underlying funds are valued at their respective NAVs. Other assets (as well as assets held by an underlying Fidelity non-money market fund) are valued primarily on the basis of market quotations, official closing prices, or information furnished by a pricing service. Certain short-term securities are valued on the basis of amortized cost. If market quotations, official closing prices, or information furnished by a pricing service are not readily available or, in the Adviser's opinion, are deemed unreliable for a security, then that security will be fair valued in good faith by the Adviser in accordance with applicable fair value pricing policies. For example, if, in the Adviser's opinion, a security's value has been materially affected by events occurring before a fund's pricing time but after the close of the exchange or market on which the security is principally traded, then that security will be fair valued in good faith by the Adviser in accordance with applicable fair value pricing policies. Fair value pricing will be used for high yield debt securities when available pricing information is determined to be stale or for other reasons not to accurately reflect fair value. Assets held by an underlying Fidelity money market fund are valued on the basis of amortized cost."

Variable Insurance Products Fund (File Nos. 002-75010) and (811-03329), Post-Effective Amendment No. 75

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C: The Staff would like confirmation that only securities with maturities of 60 days or less will be valued on the basis of amortized cost. Please see Investment Company Act Release No. 9786 (May 31, 1977).

R: Confirmed.

15. "Valuing Shares" (prospectuses)

C: The Staff requests that we disclose that the prospectuses for underlying funds explain their fair valuation policy.

R: The underlying non-money market funds in which the fund expects to invest, if any, generally will be Fidelity funds. Current disclosure addresses the use of fair valuation by the fund itself as well as any underlying non-money market Fidelity funds. Accordingly we have not modified disclosure.

16. "Additional Information about the Purchase and Sale of Shares" (prospectuses)

"Selling Shares"

"Redemptions may be suspended or payment dates postponed when the NYSE is closed (other than weekends or holidays), when trading on the NYSE is restricted, or as permitted by the SEC."

C: The Staff requests that we clarify that the SEC determines when trading on the NYSE is restricted.

R: We believe the disclosure complies with Item 11(c) and is worded such that it is consistent with Section 22(e) of the 1940 Act. Accordingly, we have not modified disclosure.

17. "Fund Management" (prospectuses)

"For November 2013, the group fee rate was 0.11%. The individual fund fee rate is 0.45%."

C: The Staff would like confirmation that there have been no changes to the group fee rate, as the rate being used is from 2013.

R: We will update the group fee rate in the fund's 485(b) filing.

Variable Insurance Products Fund (File Nos. 002-75010) and (811-03329), Post-Effective Amendment No. 75

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18. "Back Cover" (prospectuses)

"For a free copy of any of these documents or to request other information or ask questions about the fund, call Fidelity at 1-877-208-0098. In addition, you may visit Fidelity's web site at www.advisor.fidelity.com for a free copy of a prospectus, SAI, or annual or semi-annual report or to request other information."

C: The Staff notes that the website on the back cover should link directly to the prospectus.

R: We believe the Internet address disclosed meets the requirements of Item 1(b) to state whether the fund makes available its SAI and annual and semi-annual reports, free of charge, on or through the fund's Web site at a specified Internet address and have not changed disclosure. We note that the disclosure at issue states, "In addition, you may visit Fidelity's web site at www.advisor.fidelity.com for a free copy of a prospectus, SAI, or annual or semi-annual report or to request other information" (emphasis added) and therefore believe it is the appropriate Internet address to use in this instance. We also note that a different url (linking only to certain fund documents) will be provided on the Summary Prospectus cover page.

19. "Fund Holdings" (SAIs)

C: The Staff requests that we disclose the individuals or categories of individuals who may authorize disclosure of the fund's holdings, in accordance with Item 16(f)(1)(v) of form N-1A.

R: We believe our disclosure complies with Item 16(f) of Form N-1A and accordingly have not modified disclosure. The fund's Board is responsible for its holdings disclosure policy, including the parties to whom holdings may be disclosed, and delegates the day to day oversight and administration of the policy to FMR's Disclosure Policy Committee. As disclosed, "FMR's Disclosure Policy Committee (comprising executive officers of FMR) evaluates disclosure policy with the goal of serving the fund's best interests by striking an appropriate balance between providing information about the fund's portfolio and protecting the fund from potentially harmful disclosure. The Board reviews the administration and modification of these guidelines and receives reports from the fund's chief compliance officer periodically."

20. "Exhibits" (Part C)

C: The Staff requests that we add the filing date and filing number, within the text descriptions, for all exhibits incorporated by reference.

R: We understand that exhibits incorporated by reference should be clearly identified. As we have included a reference to the pre- or post-effective amendment number for any exhibits incorporated by reference, we believe we have complied with this requirement and we have not gone back to add references to filing dates and filing numbers.

21. Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

Variable Insurance Products Fund (File Nos. 002-75010) and (811-03329), Post-Effective Amendment No. 75

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3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.